UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
VNUS MEDICAL TECHNOLOGIES, INC.
(Name of Subject Company)
VNUS MEDICAL TECHNOLOGIES, INC.
(Name of Persons Filing Statement)
Common Stock, $0.001 par value
(Title of Class of Securities)
928566108
(CUSIP Number of Class of Securities)
Brian E. Farley
President and Chief Executive Officer
VNUS Medical Technologies, Inc.
5799 Fontanoso Way
San Jose, California 95136
(408) 360-7200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
With a Copy to:
Patrick A. Pohlen
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA  94025
(650) 328-4600
     ☑  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Press Release
Covidien Announces Definitive Agreement to Acquire VNUS Medical Technologies, Inc.
Dublin, Ireland, and San Jose, CA – May 8, 2009 – Covidien (NYSE: COV) and VNUS Medical Technologies, Inc. (NASDAQ: VNUS) today announced that Covidien has reached a definitive agreement to acquire VNUS, a developer of medical devices for minimally invasive treatment of venous reflux disease.
VNUS had 2008 revenues of $101 million and is based in San Jose, CA. The Boards of Directors of both companies have unanimously approved the transaction, pursuant to which a wholly owned subsidiary of Covidien will pay $29.00 in cash per VNUS share for a total of approximately $440 million, net of cash acquired. The transaction, which will take the form of an all cash tender offer followed by a second-step merger, is subject to customary closing conditions, including receipt of certain regulatory approvals, and is expected to be completed by June 30, 2009.
Venous reflux disease is an underlying cause of varicose veins that can result in symptoms including leg pain, swelling, fatigue and skin ulcers. VNUS’s proprietary products include the VNUS Closure® system, which employs a disposable radiofrequency catheter that controllably heats and closes diseased veins. In a randomized clinical trial, the system was proven to be as effective as vein stripping, an open surgical procedure that has been the historical standard for treatment for venous reflux disease, but with fewer side effects and faster recovery.
“The acquisition of VNUS will allow Covidien to expand its presence in the vascular market and is in line with our strategy of becoming a leading partner with vascular surgeons and interventional radiologists,” said Joe Almeida, President, Medical Devices, Covidien. “The VNUS product line will be an important addition to our innovative portfolio of vascular intervention products.”
“By joining Covidien, VNUS gains access to extended global resources to further drive the growth of VNUS products around the world,” said Brian Farley, President and Chief Executive Officer, VNUS. “To date, approximately 500,000 patients suffering from painful varicose veins and venous reflux have been treated with the VNUS Closure catheter, and we look forward to seeing this transaction facilitate expanding the access to this beneficial therapy for many more patients.”
Assuming a second calendar quarter closing, Covidien expects this transaction to dilute fiscal 2009 GAAP earnings per share, primarily due to a one-time charge for in-process research and development (IPR&D). On a non-GAAP basis, excluding IPR&D, the transaction is expected to be slightly dilutive to 2009 earnings per share; however, the underlying strength of Covidien’s existing businesses is expected to offset this dilution. As a result, Covidien does not anticipate this transaction will have a material impact on its fiscal 2009 sales or operating margin outlook.
Once the transaction has been completed, Covidien will report the VNUS business as part of its Vascular product line in the Medical Devices segment.
ABOUT COVIDIEN

Covidien is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien manufactures, distributes and services a diverse range of industry-leading product lines in four segments: Medical Devices, Imaging Solutions, Pharmaceutical Products and Medical Supplies. With 2008 revenue of nearly $10 billion, Covidien has more than 41,000 employees worldwide in 59 countries, and its products are sold in over 140 countries. Please visit www.covidien.com to learn more about our business.
ABOUT VNUS MEDICAL TECHNOLOGIES, INC.
VNUS is a leading provider of medical devices for the minimally invasive treatment of venous reflux, a progressive condition caused by incompetent vein valves in the leg. VNUS sells the Closure system, which consists of a proprietary radiofrequency (RF) generator and proprietary disposable endovenous catheters and devices to treat diseased veins through the application of temperature-controlled RF energy. For more information, please visit the corporate website at http://www.vnus.com.

COVIDIEN CONTACTS
Eric Kraus	Coleman Lannum, CFA
Senior Vice President	Vice President
Corporate Communications	Investor Relations
508-261-8305	508-452-4343
eric.kraus@covidien.com	cole.lannum@covidien.com

Bruce Farmer	Brian Nameth
Vice President	Director
Public Relations	Investor Relations
508-452-4372	508-452-4363
bruce.farmer@covidien.com	brian.nameth@covidien.com
VNUS CONTACT
Peter Osborne
Chief Financial Officer and Vice President of Finance and Administration
408- 360-7499
ir@vnus.com
FORWARD-LOOKING STATEMENTS
Any statements contained in this communication that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. This release contains forward-looking information about Covidien’s proposed acquisition of VNUS Medical Technologies, Inc., the timing of the anticipated transaction, the potential benefits of the anticipated transaction, VNUS’ clinical trials, products and product candidates and the potential benefits of such products and product candidates, and expected dilutive effect. Any forward-looking statements contained herein are based on Covidien’s and VNUS’ management’s current beliefs and expectations, but are subject to a number of risks, uncertainties and changes in circumstances, which may cause actual results or actions to differ materially from what is expressed or implied by these statements. The factors that could cause actual future results to differ materially from current expectations include, but are not limited to, the satisfaction of conditions to closing the agreement; the ability to successfully integrate VNUS’ operations and programs with Covidien’s and the time and resources required to do so, the uncertainties inherent in commercial, research and development activities, decisions by regulatory authorities regarding whether and when to approve any applications for such product candidates and other matters that could affect the availability or commercial potential of such product candidates; and competitive developments. These and other factors are identified and described in more detail in Covidien’s and VNUS’ filings with the SEC. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. We disclaim any obligation to update these forward-looking statements other than as required by law.
NON-GAAP Financial Information
This release contains a non-GAAP financial measure. This non-GAAP financial measure, which is used as measures of Covidien’s performance, should be considered in addition to, not as a substitute for, or superior to, measures of Covidien’s financial performance prepared in accordance with GAAP. A reconciliation of this non-GAAP financial measure to GAAP is provided in the text of this release. Covidien’s non-GAAP measures may be defined differently than similar terms used by other companies, and accordingly, care should be exercised in understanding how Covidien defines its non-GAAP financial measures.
Specifically, any one-time charge for in-process research and development is excluded from the projected earnings per share dilution.
Management uses this non-GAAP financial measure to gain an understanding of Covidien’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. This non-GAAP financial measure is also used by Covidien’s management in their financial and operating decision-making because management believes they reflect the underlying economics of Covidien’s ongoing business in a manner that allows meaningful period-to-period comparisons. Such comparisons may be more meaningful because operating results presented under GAAP may include, from time to time, items that are not necessarily relevant to understand Covidien’s business and may, in some cases, be difficult to forecast accurately for future periods. Covidien’s management believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating Covidien’s current operating performance and future prospects in the same manner as management does if they so choose. Non-GAAP financial measures have limitations, however, because they do not include all items of income and expense that affect Covidien’s operations. Management compensates for this and other limitations by also considering Covidien’s financial results as determined in accordance with GAAP.
IMPORTANT INFORMATION ABOUT THE TENDER OFFER
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of VNUS. Covidien Delaware Corp. (the “Merger Sub”), an indirect, wholly owned subsidiary of Covidien, has not commenced the tender offer for the shares of VNUS stock described in this press release.
Upon commencement of the tender offer, the Merger Sub will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, VNUS will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about Covidien, VNUS, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.
Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by the Merger Sub and VNUS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting:
Covidien
Investor Relations
508-452-4650
investor.relations@covidien.com
or
VNUS Medical Technologies
Investor Relations
408-360-7499 Extension 7446
ir@vnus.com
###

Frequently Asked Questions
Frequently Asked Questions
VNUS Employee Document
For Distribution May 8, 2009
General
Q. Why is Covidien acquiring VNUS?
A. Covidien is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. VNUS’ products complement Covidien’s existing vascular therapy products including dialysis catheters, vascular access products, compression products for the prevention of deep vein thrombosis (DVT) and the Trellis® Peripheral Infusion System, which Covidien gained in the Bacchus Vascular acquisition earlier this year. The combination of these recent acquisitions with Covidien’s current product line puts the combined companies in a leadership position in the prevention and treatment of vascular diseases such as DVT and chronic venous insufficiency (CVI).
The combined companies will have a larger U.S. and Worldwide sales and distribution footprint, with some of the most technologically advanced product offerings. With 2008 revenue of nearly $10 billion, Covidien has more than 41,000 employees worldwide in 59 countries, and its products are sold in over 140 countries.
Q. What are the terms of the agreement?
A. The Boards of Directors of both companies have approved the transaction in which Covidien will acquire VNUS for $29.00 in cash per share of VNUS common stock through a tender offer and second step merger, for a total purchase price of approximately $515 million, including the value of employee options and RSUs being cashed out upon consummation of the second-step merger. After the transaction is completed, VNUS will be a wholly owned subsidiary of Covidien and part of Covidien’s vascular products business. The transaction, which is subject to customary closing conditions, including receipt of certain regulatory approvals, is expected to be completed later this quarter.
Q. Why is VNUS selling at this time?
A. We believe that Covidien’s offer represents compelling value for VNUS stockholders and that the completed transaction will result in important benefits supporting long-term growth and significant value for VNUS doctors and their patients.
Q. Will there be any reduction-in-force as a result of the transaction?
A. There may be some consolidation as a result of combining companies; however, Covidien is acquiring VNUS because VNUS built a lucrative business and Covidien wants to leverage that success. In order to maximize the success of the acquisition, it is essential that the companies take advantage of the combined economies of scale.

Q. Will VNUS stay in its current location? Will employees from other companies move into the VNUS building?
A. It is expected that VNUS will remain in its current location. Covidien is considering moving employees from other companies into the VNUS building as part of the integration plan.
VNUS U.S. and International Sales
Q. Should VNUS TSM’s continue to sell to VNUS customers?
A. Yes, all VNUS Sales and Clinical Specialists should continue business as usual. It is anticipated that existing relationships will be strengthened as a result of this transaction. VNUS will work closely with its customers to help ensure that our customers understand the real benefits of this transaction and why VNUS should be an even better strategic partner after the transaction is completed.
Q. How will this transaction affect VNUS’ relationship with its customers?
A. This transaction should help VNUS to better meet the needs of its customers and help customers to have even more choices in the treatment of their patients. Covidien’s strategy is to offer broad and technologically advanced product lines to treat vascular disease.
VNUS is, and must remain, an independent operating company through completion of the transaction.
Q. Will VNUS customers be transferred to Covidien? Will the VNUS sales force be able to keep all of its existing accounts?
A. Customers will be transferred to Covidien upon close of the transaction. At this time, it is not anticipated that changes to the sales teams will be made other than building up their staff where it benefits customers and the combined company.
Q. Will the territories or regions change at VNUS?
A. Normal territory realignment is expected during 2009 in association with hiring plans consistent with our annual operating plan. It is certainly possible that there may be some additional territory or region realignment after the transaction closes. However, Covidien has been consistent in their message that hiring should continue for all open sales positions and that they are looking to expand the U.S. sales presence.
Customer Service Specialists
Q. Should the telephone be answered differently? Starting when?
A. Since the businesses will be operated as independent companies until the closing of the second-step merger, there is no need to change the way you answer the phone. After the close of the merger, if a change is required, you will be advised of any change.
Q. What should VNUS Customer Service tell callers who ask about the transaction?
A. Covidien has entered into a definitive agreement to acquire VNUS. Press releases have been issued regarding the transaction. How may I direct your call?

If a member of the news media, refer call to:
Bruce Farmer
Vice President, Public Relations
Covidien
(508) 452-4372
If a customer or vendor, refer call as usual
Benefits Questions
Q. What will happen to the VNUS base pay, bonus and benefits (including health and welfare, paid time off, retirement, etc)?
A. Both companies are committed to providing a competitive compensation and benefits package that will allow them to continue to attract and retain great talent. This has been a keystone of success at both organizations. Covidien recognizes the value that VNUS employees bring. A comprehensive Total Rewards analysis will be conducted and as the closing of the transaction approaches, more information will be communicated to VNUS employees as to the integration and transition of benefit plans and offerings.
Q. Will employment with VNUS be recognized by Covidien?
A. Yes, eligible service with VNUS, including prior service with predecessor employers where such prior service is recognized by VNUS, will be recognized for vacation and other benefit plans and programs, generally, by Covidien.
Q. Does Covidien offer training and professional development opportunities?
A. Covidien offers robust and comprehensive training and professional development programs. After the transaction is completed, VNUS employees will be eligible to access the Covidien online tool, which provides training and development opportunities that are competency-based and supports many different development topics.
Q. Are there other possible career opportunities for VNUS employees at Covidien?
A. Covidien is an industry leader. Although Covidien’s U.S. headquarters are located in Mansfield, MA, there are nearly 41,000 employees worldwide—which means that there are many great opportunities for career advancement around the globe.
Q. Where can VNUS employees obtain additional information?
A. VNUS employees should contact their manager or the leader of their department with questions. Alternatively, VNUS employees can email questions relating to this transaction to hrquestions@vnus.com. Best efforts will be made to answer questions in a timely and informative manner.
ADDITIONAL INFORMATION
The tender offer for the outstanding common stock of VNUS described in this document has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of VNUS. VNUS stockholders are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Covidien will file tender offer materials with the SEC, and VNUS will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials

(including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of VNUS at no expense to them. The tender offer materials and the Solicitation/ Recommendation Statement will be available free of charge at the SEC’s web site at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) by contacting:
Covidien
Investor Relations
508-452-4650
investor.relations@covidien.com
or
VNUS Medical Technologies
Investor Relations
408-360-7499
ir@vnus.com